SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Ciner Resources LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
67081B 106

(CUSIP Number)
Nicole C. Daniel
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 22, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Wyoming Holding Co.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds* OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”), is the record owner of 14,551,000 common units representing limited partner interests in Ciner Resources LP, a Delaware limited partnership (the “Issuer”).
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Resources Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Resources Corporation, a Delaware corporation (“Ciner Resources”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its direct subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Enterprises Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person WE Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* WE Soda Ltd (“WE Soda”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person KEW Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* KEW Soda Ltd, (“KEW Soda”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person Akkan Enerji ve Madencilik Anonim Şirketi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”) may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

CUSIP No. 67081B 106
1	Name of Reporting Person Turgay Ciner
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey
	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person IN

* Turgay Ciner may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by Ciner Holding due to his 100% ownership of Akkan, an indirect parent of Ciner Holding.
** Calculation of percentage is based on a total of 19,725,696 common units outstanding on February 22, 2018.

This Amendment No. 2 (this “Amendment”) amends the information provided in the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Ciner Holding, Ciner Resources, Ciner Enterprises, Akkan, and Turgay Ciner, a Turkish citizen (“Mr. Ciner”) on October 28, 2015, as amended by the Amendment No. 1 filed with the SEC by the Reporting Persons on November 15, 2016. This Amendment is being filed in order to report that on February 22, 2018, Akkan contributed 100% of the ownership interests of Ciner Enterprises to its indirect wholly-owned subsidiary, KEW Soda, upon which, KEW Soda contributed 100% of Ciner Enterprises to its direct wholly-owned subsidiary, WE Soda and to add WE Soda and KEW Soda as additional reporting persons. This Amendment amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, attached as Exhibit D hereto, among (i) Ciner Holding, (ii) Ciner Resources, (iii) Ciner Enerprises, (iv) WE Soda, (v) KEW Soda (vi) Akkan and (vii) Mr. Ciner (collectively with Ciner Holding, Ciner Resources, Ciner Enterprises, WE Soda, KEW Soda and Akkan, the “Reporting Persons”).

Ciner Holding is a limited partner of the Issuer with a 74% limited partner interest in the Issuer and owns all of the ownership interests of Ciner Resource Partners LLC, the general partner of the Issuer (the “General Partner”), which holds an approximate 2% general partner interest in the Issuer. Ciner Resources owns all of the ownership interests of Ciner Holding. Ciner Enterprises owns all of the ownership interests of Ciner Resources. On February 22, 2018, KEW Soda acquired 100% of the ownership interests of Ciner Enterprises, which then immediately contributed all such ownership interests of Ciner Enterprises to WE Soda. KEW Soda owns all of the ownership interests in WE Soda. Akkan owns all of the ownership interests of KEW Soda. Mr. Ciner owns all of the ownership interests of Akkan.

(b) The business address of each of Ciner Holding, Ciner Resources and Ciner Enterprises is Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328. The business address of each of WE Soda and KEW Soda is 23 College Hill, London, United Kingdom, EC4R 2RP. The business address of Akkan is Şehitmuhtar Cad., 38/1 Taksim, Beyoglu Istanbul, Turkey. The business address of Mr. Ciner is Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey.

(c) Mr. Ciner, the ultimate beneficial owner of Ciner Holding, currently serves as the Chairman of the Ciner Group, whose headquarters is located at Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey. Ciner Group is a Turkish conglomerate of companies engaged in the energy and mining (including soda ash mining in Turkey), media and shipping markets. Akkan is a shell company with no operations, with its principal offices located at Paşalimanı Caddesi No:41 34674 Üsküdar, İstanbul, Turkey. WE Soda and KEW Soda’s principal business consists of being holding companies of trona and soda ash mining companies in Turkey and the USA. WE Soda and KEW Soda’s principal offices are located at 23 College Hill, London, United Kingdom, EC4R 2RP. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal business consists of soda ash mining in Green River, Wyoming. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal offices are located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

Each of the Reporting Persons, other than Mr. Ciner, has a board of directors, and each of the Reporting Persons other than Mr. Ciner, WE Soda and KEW Soda has executive officers. The name and present principal occupation of each director (the “Covered Directors”) and executive officer, as applicable, of Ciner Holding, Ciner Resources, Ciner Enterprises, WE Soda and KEW Soda and Akkan (the “Covered Officers” and, together with the Covered Directors, the “Covered Individuals”) is set forth in the table below.

Name	Position
Ciner Holding
Kirk H. Milling	President and Chief Executive Officer
Scott R. Humphrey	Chief Financial Officer
Nicole C. Daniel	General Counsel and Secretary
Dogan Pence	Director
Tarlan Ogüz Erkan Kirk H. Milling	Director Director

Ciner Resources
Kirk H. Milling	President and Chief Executive Officer
Scott R. Humphrey	Chief Financial Officer
Nicole C. Daniel	Vice President, General Counsel and Secretary
Kirk H. Milling	Director
Doğan Pence	Director and Vice President
Mehmet Ali Erdoğan	Director
Gürsel Usta	Director
Tarlan Ogüz Erkan	Director

Ciner Enterprises
Dogan Pence Nicole Daniel	Director, President & Chief Executive Officer Vice President, General Counsel and Secretary
Chris DeBerry	Chief Accounting Officer

WE Soda
Mehmet Ali Erdogan	Director
KEW Soda
Mehmet Ali Erdogan	Director
Akkan
Turgay Ciner	President & Director

All the Covered Individuals are United States citizens, with the exception of Mr. Ciner, Dogan Pence, Tarlan Ogüz Erkan, and Gürsel Usta, who are citizens of the Republic of Turkey, and Mehmet Ali Erdoğan, who is a

British citizen. Each of the Covered Officers’ business address is c/o Ciner Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

Mehmet Ali Erdoğan is a Principal at Regnum Solicitors, and his business address is 13 Ramsgate Street, London E82FD, United Kingdom. Dogan Pence is the Chief Financial Officer of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey. Tarlan Ogüz Erkan is a Director of the Ciner Group, with a focus on Business Development and International Affairs, and his business address is 23 College Hill, London EC4R2RP, United Kingdom. Gürsel Usta is the Executive Manager of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey.

(d) — (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ciner is a citizen of the Republic of Turkey.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by inserting the following at the end of Item 3:
On February 22, 2018, as part of an internal reorganization, Akkan contributed 100% of the ownership interests of Ciner Enterprises to KEW Soda, upon which, KEW Soda contributed 100% of Ciner Enterprises to WE Soda.
Item 4.     Purpose of Transaction
Item 4 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 of this Amendment.

Item 5. Interest in Securities of the Issuer
The information in subparagraphs (a), (b) and (c) is hereby amended and restated in its entirety by the following:
(a)    Ciner Holding is the record and beneficial owner of 14,551,500 common units, which, based on 19,725,696 common units outstanding as of February 22, 2018, represents 74% of the outstanding common units of the Issuer.
None of Ciner Resources, Ciner Enterprises, WE Soda, KEW Soda, Akkan or Mr. Ciner directly owns any common units of the Issuer; however, each of Ciner Resources, as the owner of all of the ownership interests of Ciner Holding, Ciner Enterprises, as the owner of all of the ownership interests of Ciner Resources, WE Soda, as the owner of all the ownership interests of Ciner Enterprises, KEW Soda, as the owner of all of the ownership interests of WE Soda, Akkan, as the owner of all of the ownership interests of KEW Soda, and Mr. Ciner, as the owner of all of the ownership interests of Akkan, may be deemed to beneficially own the 14,551,000 common units representing 74% of the outstanding common units of the Issuer held of record by Ciner Holding as of February 22, 2018.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has affected any transactions in the common units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 of this Amendment No. 2.

Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to replace Exhibit D of the Schedule 13D with the following new Exhibit D and add the following new Exhibit E and Exhibit F:

Exhibit D Exhibit E Exhibit F
Joint Filing Agreement, dated February 22, 2018 (filed herewith)

Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP (formerly known as OCI Resources LP) dated as of November 5, 2015 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 5, 2015)

Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Ciner Resource Partners LLC (formerly known as OCI Resource Partners LLC) dated November 5, 2015 (incorporated by reference to Exhibit 3.4 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 5, 2015)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2018

TURGAY CINER

By:	/s/ Turgay Ciner
Name: Turgay Ciner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2018

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

By:	/s/ Turgay Ciner
Name: Turgay Ciner
Title: President

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 22, 2018

KEW SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 22, 2018

WE SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2018

CINER ENTERPRISES INC.

By:	/s/ Dogan Pence
Name: Dogan Pence
Title: President and CEO

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2018

CINER RESOURCES CORPORATION

By:	/s/ Kirk Milling
Name: Kirk Milling
Title: President and CEO

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2018

CINER WYOMING HOLDING CO.

By:	/s/ Kirk Milling
Name: Kirk Milling
Title: President and CEO